UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001- 40368

SAIHEAT Limited

(Exact name of registrant as specified in its charter)

c/o #01-05 Pearl’s Hill Terrace, Singapore, 168976

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

EXPLANATORY NOTE

Change in Registrant’s Certifying Accountant

On March 30, 2026, SAIHEAT Limited (the “Registrant”) appointed Assentsure PAC (“Assentsure”) as its independent certified public accounting firm, effective on the same day. Assentsure replaced Audit Alliance LLP ( “Audit Alliance”), the former independent certified public accounting firm of the Company, which the Company dismissed on March 30, 2026. The appointment of Assentsure and the dismissal of Audit Alliance were made after a careful consideration and evaluation process by the Company and were approved by the audit committee of the board of directors of the Company (the “Board”) and ratified by the Board. The Company’s decision to make this change was not a result of any disagreement between the Company and Audit Alliance on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The audit report of Audit Alliance on the consolidated financial statements of the Company as of and for the years ended December 31, 2023 and 2024 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two most recent fiscal years ended December 31, 2024, the period during which Audit Alliance was engaged as the Company’s independent certified public accounting firm, there were (i) no disagreements between the Company and Audit Alliance on any matter of accounting principles or practices, financials statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Audit Alliance, would have caused Audit Alliance to make reference thereto in its reports on the consolidated financial statements as of and for such years, and (ii) no reportable events as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

The Company has provided Audit Alliance with a copy of the disclosures it is making in this report on Form 6-K and requested Audit Alliance furnish it with a letter addressed to the Securities and Exchange Commission (the “SEC”) stating whether or not it agrees with the above disclosures and, if not, stating the respects in which it does not agree. A copy of Audit Alliance’s letter to the SEC, dated March 30, 2026, is attached as Exhibit 16.1 to this Form 6-K.

During the two most recent fiscal years ended December 31, 2024 and through the subsequent interim period preceding the release, neither the Company, nor anyone acting on its behalf, consulted with Assentsure regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and no written report or oral advice was provided that Assentsure concluded was an important factor considered by the Company in reaching a decision as to any such accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the year ended December 31, 2025 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibit 16.1 by reference into its Form 20-F to the extent necessary to satisfy such reporting obligations.

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter of Audit Alliance LLP to the Securities and Exchange Commission dated March 30, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAIHEAT LIMITED

Date: March 30, 2026	By:	/s/ Jianwei Li
	Name:	Jianwei Li
	Title:	Chief Executive Officer

3